FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 for the month of December, 2002

ALADDIN KNOWLEDGE SYSTEMS LTD.
(Translation of registrant's name in English)

15 Beit Oved Street, Tel Aviv, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__	Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____	No __X__

On December 30, 2002, Aladdin Knowledge Systems Ltd. (the "Registrant") announced an update of its expected fourth quarter results. A copy of the press release is attached hereto as Exhibit 1.

This Form 6-K is being incorporated by reference in all effective registration statements filed by the Registrant under the Securities Act of 1933.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

Aladdin Knowledge Systems Ltd . (Registrant) By: /s/ Erez Rosen Name: Erez Rosen Title: CFO

Date: December 30, 2002

Exhibit 1

Aladdin Knowledge Systems
PRESS RELEASE

Aladdin Press Contact:	Aladdin Investor Contact:
www.eAladdin.com	Evan Smith, CFA
Steven E. Kuehn	KCSA Worldwide
Aladdin Knowledge Systems	esmith@kcsa.com
Steven.Kuehn@eAladdin.com	212.682.6300
847.637.4033

FOR IMMEDIATE RELEASE

Aladdin Knowledge Systems Updates Fourth Quarter 2002 Guidance

Company anticipates record sales for fourth quarter and full year

CHICAGO, December 30, 2002 - Aladdin Knowledge Systems Ltd. (NASDAQ: ALDN), a leader in electronic software commerce, today announced that, based on current bookings and billings to date, the Company expects to achieve record sales for both the fourth quarter and twelve months ended December 31, 2002.

The Company noted that the fourth quarter has historically been its strongest. In the prior period ended December 31, 2001, the Company reported record sales of $13.03 million and net income of $64,000. Aladdin also saw record annual sales in 2001 of approximately $46.6 million.

Yanki Margalit, Chairman and CEO of Aladdin said, "When we reported results for the third quarter, we expressed our belief that Aladdin was well positioned to continue pursuing growth opportunities."

Aladdin Knowledge Systems
Aladdin (Nasdaq: ALDN) is a leader in digital security, providing solutions for software commerce and Internet security since 1985. Aladdin serves over 30,000 customers worldwide. Aladdin's products include: the USB-based eToken device for user authentication and e-commerce security; the eSafe line of content security solutions that protect PCs and networks against malicious, inappropriate and nonproductive Internet-borne content; HASP and Hardlock, hardware-based software security systems that protect the revenues of developers; and Privilege, a software licensing and distribution platform. Visit Aladdin's Web site at www.eAladdin.com.